Annual General Meeting of Shareholders

Management Information Circular

This Management Information Circular, or Circular, is furnished in connection with the solicitation of proxies by and on behalf of the management of Trillium Therapeutics Inc., or the Corporation, for use at our Annual General Meeting of shareholders of the Corporation to be held on May 26, 2017 at the time and place and for the purposes set out in the accompanying Notice of Annual General Meeting and any adjournment or postponement thereof.

No person has been authorized to give any information or make any representation in connection with any matters to be considered at the Annual General Meeting, other than as contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

April 13, 2017

TRILLIUM THERAPEUTICS INC.

Notice of Annual General Meeting of Shareholders

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders, or the Meeting, of Trillium Therapeutics Inc., or the Corporation, will be held at the offices of the Corporation at 2488 Dunwin Drive, Mississauga, Ontario L5L 1J9, on May 26, 2017, at 1:00 pm (Toronto time), for the following purposes:

1.	to receive the audited consolidated financial statements of the Corporation for the year ended December 31, 2016, or the 2016 Financial Statements, together with the auditors’ report thereon;

2.	to elect directors of the Corporation for the ensuing year;

3.

to reappoint Ernst & Young, LLP, Chartered Professional Accountants, Licensed Public Accountants, as auditors of the Corporation for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors; and

4.	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

Particulars of the foregoing matters are set forth in the management information circular dated April 13, 2017, or the Circular. The Corporation has elected to use the notice-and-access provisions under National Instrument 51-102 - Continuous Disclosure Obligations and National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer, or collectively, the Notice-and-Access Provisions, adopted by the Canadian Securities Administrators for the Meeting to reduce its mailing costs and volume of paper with respect to the materials distributed for the purpose of the Meeting. The Notice-and-Access Provisions are a set of rules that permit the Corporation to post the Meeting materials, 2016 Financial Statements and accompanying management’s discussion and analysis, or MD&A, online rather than making a traditional physical delivery of such materials. Shareholders will still receive this Notice of Meeting, together with a form of proxy, or the Proxy Instrument, or voting instruction form, or VIF, as the case may be, and a financial statement request form. The Corporation will not use procedures known as “stratification” in relation to the use of the Notice-and-Access Provisions.

Shareholders are directed to read the Circular carefully and in full in evaluating the matters for consideration at the Meeting. Further disclosure on the matters set out above may be found in the Circular in the section entitled “Particulars of Matters to be Acted Upon”. The Circular, 2016 Financial Statements, MD&A and other relevant materials are available on the Corporation’s website at www.trilliumtherapeutics.com, for a minimum of one year, and under the Corporation’s directory on the System for Electronic Document Analysis and Retrieval at www.sedar.com. Any shareholder who wishes to receive a paper copy of such documents free of charge should contact the Corporation’s registrar and transfer agent, Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1, or by calling toll-free at 1-866-962-0498 (North America only) or direct at 514-982-8716 (outside of North America). In order to be certain of receiving such materials in time to vote before the Meeting, the request should be received by Computershare Investors Services Inc. by May 16, 2017. Any shareholder wishing to obtain additional information about the Notice-and-Access Provisions can contact Computershare Investor Services Inc. by calling toll free at 1-866-964-0492.

The record date for the determination of shareholders of the Corporation entitled to receive notice of and to vote at the Meeting or any adjournment(s) or postponement(s) thereof, or the Record Date, is April 13, 2017. Shareholders of the Corporation whose names have been entered in the register of shareholders of the Corporation at the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting or any adjournment(s) or postponement(s) thereof.

If you are a registered shareholder of the Corporation, and are unable to attend the Meeting or any adjournment(s) or postponement(s) thereof in person, you must complete, date and sign the enclosed Proxy Instrument or other appropriate form of proxy and, in either case, (i) deliver the completed proxy to Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1, or (ii) vote using the Internet at www.investorvote.com, or (iii) vote using the Telephone at 1-866-732-VOTE(8683) from a touch tone telephone, no later than 48 hours (excluding Saturdays, Sundays and holidays) preceding the date and time of the Meeting, or any adjournment or postponement thereof.

If you are not a registered shareholder of the Corporation, a VIF, instead of a form of proxy, may be enclosed. You must follow the instructions, including deadlines for submission, on the VIF in order to vote your shares.

DATED as of the 13th day of April, 2017.

BY ORDER OF THE BOARD OF DIRECTORS

“Dr. Calvin Stiller”

Dr. Calvin Stiller
Chair

MANAGEMENT INFORMATION CIRCULAR

2488 Dunwin Drive,
Mississauga, Ontario
L5L 1J9

MANAGEMENT INFORMATION CIRCULAR

Except where indicated otherwise, the following information is dated as at April 13, 2017 and all dollar amounts are in Canadian dollars.

SOLICITATION OF PROXIES

The information contained in this Management Information Circular, or the Circular, is furnished in connection with the solicitation of proxies by the management of Trillium Therapeutics Inc., or the Corporation, for use at the Annual General Meeting, or the Meeting, of the holders, or the Shareholders, of our common shares, or Common Shares, to be held on May 26, 2017 at 1:00 pm (Toronto time) at our offices at 2488 Dunwin Drive, Mississauga, Ontario L5L 1J9, and at all adjournments or postponements thereof, for the purposes set forth in the Notice of Annual General Meeting of Shareholders, or the Notice.

The solicitation of proxies is being made by or on behalf of the management of the Corporation. It is expected that the solicitation of proxies will be primarily by mail, subject to the use of the Notice-and-Access Provisions (as defined below), but may be supplemented by telephone, facsimile or personal solicitation by our directors, officers, or other regular employees. The costs of solicitation will be borne by the Corporation. No additional compensation will be paid to directors, officers, or other regular employees for such services. None of the directors of the Corporation have informed management in writing that he or she intends to oppose any action intended to be taken by management at the Meeting.

Notice-and-Access

The Corporation has decided to use the notice-and-access model, or Notice-and-Access, provided for under National Instrument 51-102 - Continuous Disclosure Obligations, or NI 51-102 and National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer, or NI 54-101, for the delivery of the Meeting materials to its Shareholders. Under Notice-and-Access, instead of receiving printed copies of the Circular, Shareholders will receive the Notice containing instructions on how to access such materials electronically. Together with the Notice, Shareholders will receive a proxy (in the case of registered Shareholders) or voting instruction form (in the case of non-registered Shareholders), or collectively, the Printed Materials, enabling them to vote at the Meeting. The Corporation has not adopted a stratification procedure whereunder printed copies of the Meeting materials are delivered to certain shareholders and not to others.

Notice-and-Access Provisions means provisions concerning the delivery of proxy-related materials in Section 9.1.1 of NI 51-102, in the case of registered Shareholders, and Section 2.7.1 of NI 54-101, in the case of non-registered or beneficial Shareholders, which would allow an issuer to make available an information circular forming part of proxy-related materials to shareholders via certain specified electronic means provided that the conditions of NI 51-102 and NI 54-101 are met.

The Notice-and-Access Provisions are a mechanism which allows reporting issuers other than investment funds to choose to deliver proxy-related materials to registered holders and beneficial owners of securities by posting such materials on the System for Electronic Document Analysis and Retrieval, or SEDAR, and on a non-SEDAR website (usually the reporting issuer’s website and sometimes the registrar and transfer agent’s website) rather than delivering such materials by mail. The Notice-and-Access Provisions can be used to deliver materials for both special and general meetings. Registered and beneficial Shareholders will be entitled to request delivery of a paper copy of the information circular at the reporting issuer’s expense. Reporting issuers may still choose to continue to deliver such materials by mail.

The use of the Notice-and-Access Provisions reduces paper waste and mailing costs to the Corporation. In order for the Corporation to utilize the Notice-and-Access Provisions to deliver proxy-related materials by posting the Meeting materials electronically on SEDAR and on a website that is not SEDAR, the Corporation must send a notice at least 30 days before the date of the Meeting to Shareholders, including beneficial Shareholders, indicating that the proxy-related materials have been posted and explaining how a Shareholder can access them or obtain from the Corporation, a paper copy of those materials. The Meeting materials have been posted under the Corporation’s SEDAR directory at www.sedar.com and on the Corporation’s website at www.trilliumtherapeutics.com.

In order to use Notice-and-Access Provisions, a reporting issuer must set the record date for notice of the meeting to be on a date that is at least 40 days prior to the meeting in order to ensure there is sufficient time for the Meeting materials to be posted on the applicable website and other materials to be delivered to shareholders. The requirements of that notice, which requires the Corporation to provide basic information about the Meeting and the matters to be voted on, to explain how a Shareholder can obtain a paper copy of the Circular and any related financial statements and management’s discussion and analysis, and to explain the Notice-and-Access Provisions process, have been built into the Notice forming part of the Printed Materials.

Copies of the Printed Materials are being sent by mail to those Shareholders entitled to receive notice of the Meeting. The Printed Materials will also be furnished to banks, securities dealers, and clearing agencies, or Intermediaries, holding in their names our Common Shares, beneficially owned by others to forward to such beneficial owners. We are not sending Printed Materials directly to non-registered holders who are non-objecting beneficial owners of Common Shares, but will make delivery through such Intermediaries. We will pay for Intermediaries to deliver Printed Materials to non-registered holders who are objecting beneficial owners of Common Shares.

APPOINTMENT OF PROXY HOLDERS

Shareholders may vote at the Meeting in person or by proxy. The persons named in the form of proxy included in the Printed Materials are directors or executive officers of the Corporation. A Shareholder has the right to appoint a person other than the persons specified in such form of proxy (who need not be a shareholder of the Corporation) to attend and act on behalf of the Shareholder at the Meeting. To exercise this right, a Shareholder may either insert the name of the desired person in the blank space provided in the form of proxy included in the Printed Materials, or complete another appropriate form of proxy.

Those Shareholders who wish to be represented by proxy at the Meeting, must complete, date and sign the enclosed form of proxy or other appropriate form of proxy and, in either case, (i) deliver the completed proxy to Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1, or (ii) vote using the Internet at www.investorvote.com, or (iii) vote using the Telephone at 1-866-732-VOTE(8683) from a touch tone telephone, no later than 48 hours (excluding Saturdays, Sundays and holidays) preceding the date and time of the Meeting, or any adjournment or postponement thereof.

REVOCABILITY OF PROXY

A Shareholder who has given a proxy may revoke it by depositing an instrument in writing executed by the Shareholder or by his attorney, authorized in writing, or if the Shareholder is a body corporate, under its corporate seal or by an officer or attorney thereof duly authorized, to Computershare Investor Services Inc., by delivery to 100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1, any time up to 4:30 pm (Toronto time) on the business day immediately preceding the date of the Meeting, or any adjournment or postponement thereof, or (ii) with the chair of the Meeting on the day of the Meeting, or any adjournment or postponement thereof, prior to the time of voting and, upon either of such deposits, the earlier proxy shall be revoked.

VOTING OF SHARES REPRESENTED BY MANAGEMENT PROXIES

The executive officers named in the enclosed form of proxy will vote or withhold from voting the Common Shares for which they are appointed proxy holders in accordance with the instructions of the Shareholder indicated on the form of proxy. In the absence of such instructions, the executive officers named in the enclosed form of proxy intend to vote the Common Shares represented by the proxy IN FAVOUR of each motion put forth by management of the Corporation.

If a Shareholder appoints a person, other than the executive officers named in the form of proxy included in the Printed Materials to represent it, such person will vote the Common Shares for which they are appointed proxy holder in accordance with the instructions of the Shareholder indicated on the form of proxy. In the absence of such instructions, such person may vote the Common Shares for which they are appointed proxy holder at their discretion.

The form of proxy included with the Printed Materials confers discretionary authority upon the persons named therein with respect to amendments or variations of matters identified in the Notice, and with respect to any other matters, if any, which may properly come before the Meeting. At the time of printing of this Circular, management knows of no such amendments, variations or other matters to come before the Meeting. However, if any such amendments, variations or other matters which are not now known to management should properly come before the Meeting, the persons named in the form of proxy will vote on such other business in accordance with their best judgment.

VOTING SHARES AND THE PRINCIPAL HOLDERS THEREOF

The authorized share capital of the Corporation consists of an unlimited number of Common Shares, Class B shares, First Preferred Shares, Series I Non-Voting Convertible First Preferred Shares, or the Series I First Preferred Shares, and Series II Non-Voting Convertible Preferred Shares, or the Series II First Preferred Shares, in each case without nominal or par value.

As at April 13, 2017, or the Record Date, we have 7,845,184 Common Shares outstanding. Each Common Share carries one vote in respect of each matter to be voted upon at the Meeting. Only the holders of Common Shares of record at the close of business on Record Date, will be entitled to notice of, and to attend and vote at, the Meeting. Any transferee or person acquiring Common Shares after the Record Date may, on proof of ownership of such Common Shares, make a written demand, not later than 10 days before the Meeting, to be included in the list of Shareholders entitled to vote at the Meeting, in which case the transferee will be entitled to vote his or her Common Shares at the Meeting or any adjournment or postponement thereof.

A quorum for the transaction of business at any meeting of shareholders shall be two persons present in person, each being a shareholder entitled to vote at the meeting, or a duly appointed proxy or proxy holder for an absent shareholder so entitled, holding or representing in the aggregate not less than 33 1/3% of the issued and outstanding shares of the Corporation.

As at the date hereof, to the knowledge of our directors and executive officers, no person beneficially owns, directly or indirectly or exercises control or direction over more than 10% of our issued and outstanding Common Shares.

The First Preferred Shares shall be entitled to priority over the Common Shares and Class B Shares and all other shares ranking junior to the First Preferred Shares with respect to the payment of dividends and the distribution of our assets in the event of our liquidation, dissolution or winding up or other distribution of our assets among our shareholders for the purpose of winding up our affairs.

The First Preferred Shares of each series rank on a parity with the First Preferred Shares of every other series with respect to priority in the payment of dividends and in the distribution of our assets in the event of our liquidation, dissolution or winding up or other distribution of our assets among our shareholders for the purpose of winding up our affairs.

During 2013, we created a new series of shares, our Series I First Preferred Shares. The holders of Series I First Preferred Shares are not entitled to vote at any meeting of our shareholders (except in limited circumstances provided for in the Business Corporations Act (Ontario), or the Act), and they are entitled to receive dividends as determined and declared at the discretion of our board of directors equally on a one-for-one basis with the holders of shares of the other series of First Preferred Shares. Each issued and fully paid Series I First Preferred Share may at any time be converted, at the option of the holder, into 1/30th of one common share, subject to adjustment. In the event of a take-over bid, that is a “formal bid”, the offeror of such bid shall make an offer to acquire the same percentage of outstanding Series I First Preferred Shares as the percentage of common shares for which the bid is made, on the same terms and for the same amount and kind of consideration.

During 2015, we created a new series of shares, our Series II First Preferred Shares. The holders of Series II First Preferred Shares are not entitled to vote at any meeting of our shareholders (except in limited circumstances provided for in the Act), and they are entitled to receive dividends as determined and declared at the discretion of our board of directors equally on a one-for-one basis with the holders of shares of the other series of First Preferred Shares. Each issued and fully paid Series II First Preferred Share may at any time be converted, at the option of the holder, into one common share, subject to adjustment. In the event of a take-over bid, that is a “formal bid”, the offeror of such bid shall make an offer to acquire the same percentage of outstanding Series II First Preferred Shares as the percentage of common shares for which the bid is made, on the same terms and for the same amount and kind of consideration.

As at April 13, 2017, we have 53,226,191 Series I First Preferred Shares outstanding convertible into 1,774,206 Common Shares, and 1,077,605 Series II Non-Voting Convertible Preferred Shares outstanding convertible into 1,077,605 Common Shares. No Class B shares were issued and outstanding as at the date of this Circular.

ADVICE TO BENEFICIAL HOLDERS OF SECURITIES

The information set forth in this section is provided to beneficial holders of our Common Shares who do not hold their Common Shares in their own name, or Beneficial Shareholders. Beneficial Shareholders should note that only proxies deposited by Shareholders whose names appear on our records as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Beneficial Shareholder by an Intermediary, then in almost all cases those Common Shares will not be registered in the Beneficial Shareholder’s name on our records. Such Common Shares will more likely be registered under the name of the Beneficial Shareholder’s Intermediary or an agent of that Intermediary. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). In the U.S., these Common Shares are registered under the name of Cede & Co. (the nominee of the Depository Trust Company, or DTC, that processes transfers of stock certificates on behalf of the DTC). Common Shares held by Intermediaries or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, the Intermediaries or nominees are generally prohibited from voting Common Shares for their clients. We do not know for whose benefit the Common Shares registered in the name of CDS & Co. and Cede & Co. are held. Therefore, Beneficial Shareholders cannot be recognized at the Meeting for the purposes of voting the Common Shares in person or by way of proxy except as set forth below.

Applicable regulatory policy requires Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every Intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its Intermediary is identical to the form of proxy provided to registered Shareholders; however, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder. The majority of Intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communication Solutions, or Broadridge, in the United States and Canada. Broadridge typically applies a special sticker to proxy forms, mails those forms to the Beneficial Shareholders and requests the Beneficial Shareholders to return the proxy forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy from Broadridge cannot use that proxy to vote Common Shares directly at the Meeting as the proxy must be returned as directed by Broadridge well in advance of the Meeting in order to have the Common Shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her Intermediary (or agent of the Intermediary), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote Common Shares in that capacity.

Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered Shareholder should enter their own name in the blank space on the form of proxy provided to them and return the same to their Intermediary (or the Intermediary’s agent) in accordance with the instructions provided by such Intermediary (or agent), well in advance of the Meeting.

In addition, a proxy may be revoked by the Shareholder executing another form of proxy bearing a later date and depositing same at the offices of our Registrar and Transfer Agent within the time period set out under the heading “Revocability of Proxy”, or by the Shareholder personally attending the Meeting and voting his or her Common Shares.

IF YOU ARE A BENEFICIAL SHAREHOLDER AND WISH TO VOTE IN PERSON AT THE MEETING, PLEASE CONTACT YOUR INTERMEDIARY OR AGENT WELL IN ADVANCE OF THE MEETING TO DETERMINE HOW YOU CAN DO SO.

BUSINESS OF THE MEETING

At the Meeting, Shareholders will be asked

1.	to receive the audited consolidated financial statements of the Corporation for the year ended December 31, 2016, or the 2016 Financial Statements, together with the auditors’ report thereon;

2.	to elect directors of the Corporation for the ensuing year;

3.

to reappoint Ernst & Young, LLP, Chartered Professional Accountants, Licensed Public Accountants, as auditors of the Corporation for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors; and

4.	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

Audited Consolidated Financial Statements and Auditors’ Report

The 2016 Financial Statements and the auditors’ report thereon will be submitted at the Meeting. No vote will be taken regarding the 2016 Financial Statements.

Election of Directors

The articles of the Corporation provide that we have not less than three and not more than ten directors, with the actual number of directors holding office from time to time to be determined by the Board of the corporation, or the Board. Currently, the Board is comprised of seven members, all of whom will be standing for re-election at the Meeting. Accordingly, seven directors are proposed to be elected at the Meeting. All directors so elected will, subject to our by-laws and to applicable laws, hold office until the close of the next annual meeting of Shareholders, or until their respective successors are elected or appointed.

All of the nominees are now members of the Board and have been since the dates indicated below. The term of each current director’s appointment will expire at the Meeting. At the Meeting, the nominees will be voted on individually and in accordance with applicable Canadian and U.S. securities legislation, the voting results for each nominee will be publicly disclosed.

The Board has adopted a majority voting policy to the effect that if a director nominee in an uncontested election receives a greater number of votes “withheld” than votes “for”, he or she must immediately tender his or her resignation to the Board. The corporate governance and nominating committee will consider the director’s offer to resign and make a recommendation to the Board whether to accept it or not. The Board shall accept the resignation unless there are exceptional circumstances, and the resignation will be effective when accepted by the Board. The Board shall make its final determination within 90 days after the date of the shareholder meeting and promptly announce that decision (including, if applicable, the exceptional circumstances for rejecting the resignation) in a news release. A director who tenders his or her resignation pursuant to the majority voting policy will not participate in any meeting of the Board or the corporate governance and nominating committee at which the resignation is considered. The majority voting policy does not apply to the election of directors at contested meetings; that is, where the number of directors nominated for election is greater than the number of seats available on the Board.

The persons designated in the enclosed proxy form, unless instructed otherwise, intend to vote FOR the election of the following nominees. Management does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason at or prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.

The following table sets forth for all persons proposed to be nominated for election as directors, the positions and offices with us now held by them, their present principal occupation and principal occupation for the preceding five years, if applicable, the periods during which they have served as our directors and the number of our Common Shares beneficially owned, directly or indirectly, by each of them, or over which they exercise control or direction as of April 13, 2017.

Name Present Office Held Province/State and Country of Residence Position Held Since	Principal Business Activities, Other Principal Directorships and Function	Number of Common Shares
Luke Beshar Director(1) New Jersey, USA March 10, 2014

Mr. Beshar is an independent biotechnology consultant and financial expert. He was most recently the Executive/Senior Vice President and Chief Financial Officer of NPS Pharmaceuticals, Inc., a global biopharmaceutical company from November 2007 to February 2015. Mr. Beshar also sits on the boards of REGENXBIO Inc., Entera Bio Ltd. and Sancilio Pharmaceuticals Company, Inc.

As an independent director, Mr. Beshar supervises our management and helps to ensure compliance with our corporate governance policies and standards.

Nil
Henry Friesen Director(1)(2) Manitoba, Canada June 28, 2011

Dr. Friesen is a Distinguished University Professor Emeritus at University of Manitoba since October 2000.

As an independent director, Dr. Friesen supervises our management and helps to ensure compliance with our corporate governance policies and standards.

Nil
Robert Kirkman Director(1)(3) Washington, USA December 17, 2013

Dr. Kirkman was the President and Chief Executive Officer and director of Cascadian Therapeutics (formerly Oncothyreon Inc.), an oncology-focused biotechnology company from September 2006 to January 2016.

As an independent director, Dr. Kirkman supervises our management and helps to ensure compliance with our corporate governance policies and standards.

Nil

Name Present Office Held Province/State and Country of Residence Position Held Since	Principal Business Activities, Other Principal Directorships and Function	Number of Common Shares
Michael Moore Director(2)(3) Surrey, UK April 9, 2013

Dr. Moore was the Founder Chair of MISSION Therapeutics Ltd. (2012-2016) and of PsiOxus Therapeutics Ltd. (2011-2015) and continues as a director of both companies. Dr. Moore is also a director of Chronos Therapeutics Ltd from 2009 and was the Chair of Trillium Therapeutics Inc. (private) from 2004-2013. From 2003-2008, Dr. Moore was the Chief Executive Officer and director of Piramed Ltd., a UK-based oncology company acquired by Roche.

As an independent director, Dr. Moore supervises our management and helps to ensure compliance with our corporate governance policies and standards.

		Nil
Thomas Reynolds Director(2)(3) Washington, USA March 10, 2014

Dr. Reynolds is an independent biotechnology consultant since February 2013, and was Chief Medical Officer of Seattle Genetics, Inc., a biotechnology company focused on antibody-based therapies for the treatment of cancer from March 2007 to January 2013. Dr. Reynolds also sits on the board of MEI Pharma, Inc.

As an independent director, Dr. Reynolds supervises our management and helps to ensure compliance with our corporate governance policies and standards.

		Nil
Calvin Stiller Director, Chair of the Board Ontario, Canada July 18, 2011	Dr. Stiller is the Chair Emeritus of the Ontario Institute for Cancer Research and Professor Emeritus at Western University. Dr. Stiller also sits on the boards of Revera Corporation and Smarter Alloys Inc. As an independent director, Dr. Stiller supervises our management and helps to ensure compliance with our corporate governance policies and standards.	40,000
Niclas Stiernholm President and Chief Executive Officer, Director Ontario, Canada Director since July 18, 2011; President and Chief Executive Officer since April 9, 2013

Dr. Stiernholm is the President and Chief Executive Officer of Trillium since April 9, 2013 and was the Chief Executive Officer of Trillium Therapeutics Inc. (private) since 2002. He joined Trillium from YM BioSciences Inc. where he was Executive Vice President and Chief Scientific Officer. Mr. Stiernholm also sits on the board of Vasomune Therapeutics Inc.

As President and Chief Executive Officer, Dr. Stiernholm is responsible for overseeing our strategic direction, executing business development plans and ensuring that our scientific programs remain funded and advance on schedule. As a director, Dr. Stiernholm participates in management oversight and helps to ensure compliance with our corporate governance policies and standards.

		6,000

Notes:

(1)	Member of our audit committee.
(2)	Member of our corporate governance and nominating committee.
(3)	Member of our compensation committee.

Corporate Cease Trade Orders or Bankruptcies

To the knowledge of the Corporation, no proposed director is, or within the ten years prior to the date hereof has been, a director, Chief Executive Officer, or CEO, or Chief Financial Officer, or CFO, of any company (including the Corporation) that was subject to (a) a cease trade order; (b) an order similar to a cease trade order; or (c) an order that denied the company access to any exemption under securities legislation, that was in effect for a period of more than thirty consecutive days, issued while that person was acting in such capacity or issued thereafter but resulted from an event that occurred while that person was acting in such capacity.

To the knowledge of the Corporation, no proposed director is, or within the ten years prior to the date hereof has been, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions and Personal Bankruptcies

To the knowledge of the Corporation, no proposed director has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

To the knowledge of the Corporation, no proposed director has, within the ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Indemnification

No indemnification under section 136 of the Act was paid or became payable in 2016.

Appointment and Remuneration of the Auditors

Ernst & Young LLP, Chartered Professional Accountants, Licensed Public Accountants, have been our auditors since August 25, 2004. The Board has proposed that Ernst & Young LLP be reappointed as our independent auditors for the year ending December 31, 2017 and that the Board be authorized to fix the auditors’ remuneration. A majority of the votes voted by the Shareholders represented at the Meeting is required to approve the appointment of our auditors.

Unless otherwise directed, the persons named in the form of proxy forming part of the Printed Materials intend to vote at the Meeting IN FAVOUR of the reappointment of Ernst & Young LLP as the Corporation’s auditors and the authorization of the Board to fix the auditors’ remuneration.

OTHER MATTERS COMING BEFORE THE MEETING

Management knows of no other matters to come before the Meeting other than as referred to in the Notice. Should any other matters properly come before the Meeting, the Common Shares represented by proxy solicited hereby will be voted on such matters in accordance with the best judgment of the person voting such proxy.

STATEMENT OF EXECUTIVE COMPENSATION

All dollar amounts in this Circular are expressed in Canadian dollars unless otherwise indicated.

Compensation Discussion and Analysis

Compensation Philosophy

The objectives of our executive compensation program are to: (i) to attract, retain and motivate quality executives; (ii) align the interests of executives with those of our Shareholders; and (iii) to provide total compensation to executives that is competitive with that paid by other companies of comparable size engaged in similar business in appropriate regions. The executive compensation program has been designed to reward executives for the reinforcement of our business objectives and values, the achievement of performance objectives and milestones, and their individual performance.

Compensation Oversight

Our executive compensation policy is determined by the compensation committee of the Board. The compensation committee has general oversight of compensation of employees and executive officers. For more information concerning the compensation committee, see “Corporate Governance Disclosure - Compensation Committee”.

In carrying out its duties and responsibilities in relation to compensation, the compensation committee shall:

•	review and recommend to the independent members of the Board at least annually the compensation of the CEO;

•

establish plans for salaries, incentives, and other forms of compensation paid to officers and other employees of the Corporation, and monitor the effectiveness of such plans and the performance thereunder;

•	review and recommend to the Board the corporate goals and objectives for the coming year;

•

determine compensation for the officers or employees of the Corporation as are designated from time-to-time by the committee, but which in all cases shall include all executive officers of the Corporation other than the CEO, or collectively the Evaluated Officers, with reference to: (1) the achievement of corporate goals and objectives relevant to compensation for the Evaluated Officers; (2) the Board's evaluation of the performance of the CEO and the CEO’s evaluation of the performance of each of the other Evaluated Officers in light of the personal goals and objectives set for each of the Evaluated Officers; (3) reports and analyses of a qualified compensation consultant of executive compensation of similar positions at peer companies, when requested by the committee; (4) with respect to any long-term incentive component, awards given to such Evaluated Officers in past years, the Corporation’s performance, shareholder return and the value of similar incentive awards relative to such targets at comparable companies; and (5) such other factors as the committee deems appropriate and in the best interests of the Corporation;

•

establish the Corporation’s various compensation plans and arrangements, retention and severance agreements, employment agreements, funded and unfunded retirement plans and other benefit plans, including the Corporation’s equity compensation plans, monitor the effectiveness of such plans and arrangements and the performance of officers thereunder, and amend or terminate such arrangements, as applicable;

•	oversee the Corporation’s administration of and make recommendations to the Board regarding the Corporation’s equity compensation plans;

•	recommend to the Board compensation arrangements for Board members with such adjustments as the committee may recommend from time to time;

•

annually review and assess the compensation policies and practices of the Corporation for its employees generally to determine whether the compensation policies and practices create risks that are reasonably likely to have a material adverse effect on the Corporation; and

•	evaluate whether any compensation consultant retained or to be retained by it has any conflict of interest in accordance with applicable United States securities laws.

Compensation Risk

In carrying out its mandate, the compensation committee reviews from time to time the risk implications of our compensation policies and practices, including those applicable to our executives. This review of the risk implications ensures that compensation plans, in their design, structures and application have a clear link between pay and performance and do not encourage excessive risk taking. Key factors that mitigate compensation risk include the following:

•	executives are compensated based on company-wide performance goals;

•	there is a balance of short-term performance incentives and long-term equity-based awards that vest over time;

•	compensation policies do not rely solely on the accomplishment of specific tasks without consideration of longer term risks and objectives;

•

stock options are a significant portion of executive compensation. Stock options vest over a four year period and encourage sustainable Common Share price appreciation and reduce the risk of actions which may have short-term advantages;

•

base salaries provide a steady income regardless of share price performance, allowing executives to focus on both near term and long term goals and objectives without undue reliance on short term share price performance or market fluctuations;

•

the Employee and Insider Trading Policy prohibits its directors and officers from engaging in short sales of our securities or buying or selling puts, calls or other derivatives that are designed to hedge or offset a decrease in the market value of our securities; and

•

compensation payable under our bonus plan is overseen by the compensation committee. The compensation committee does not consider the applicable periods set for bonus purposes to be heavily weighed to the short- term and believes it has struck an appropriate balance between short-term performance incentives and long- term awards that vest over time.

The compensation committee and the Board considered the implications of the risks associated with the Corporation’s compensation practices and did not identify any risks from the Corporation’s compensation policies or practices that are likely to have a material adverse effect on the Corporation.

Independent Advice

In April 2015, the compensation committee retained Meridian Compensation Partners, or Meridian, to provide independent advice to the compensation committee. The mandate of Meridian is to provide assistance and guidance to the compensation committee in its review of executive compensation, including the competitiveness of pay levels, executive compensation design issues, market trends, and technical considerations, as required. The compensation committee has sole authority to retain and terminate any compensation consultant to be used to assist it in the evaluation of executive officer compensation. The compensation committee has authority to retain and obtain advice and assistance from internal or external legal, accounting or other advisors. The Board of Directors approves all such consultants’ fees.

The table below sets out the fees billed by Meridian for each of the last two fiscal years in respect of the services noted above:

	December 31, 2016 ($)	December 31, 2015 ($)
Executive Compensation - Related Fees(1)	13,614	74,852
All Other Fees(2)	—	—
Total Fees	13,614	74,852

Notes:

(1)	Aggregate fees billed by Meridian, or any of its affiliates, for services related to determining compensation for any of the Corporation’s directors and executive officers.
(2)	Aggregate fees billed for all other services provided by Meridian, or any of its affiliates, that are not reported under (1).

Comparator Group

In 2015, the Corporation, with advice from Meridian, its independent compensation consultant, reviewed its compensation peer group. The Corporation developed a new comparator group taking into account direct competitors for talent, especially for industry specific roles. The comparator group was comprised of 19 publicly traded U.S. and Canadian biotechnology companies which range in size from approximately 1/3× to 3× the market capitalization of the Corporation (including in determining market capitalization for the Corporation all securities convertible into Common Shares).

Pay Positioning

The Corporation targets total cash compensation (salary and short-term incentive) somewhat below median of the comparator group, and provides long-term incentive opportunities somewhat above median of the comparator group, with target total direct compensation positioned competitive with the median of the comparator group. The compensation committee believes that this aligns executive compensation with the long-term interests of shareholders and with the Corporation’s strategy. Based on benchmark data from the comparator group companies and also taking into account experience in the role, scope of the role, performance and retention risk, the compensation committee set compensation for the executives that is aligned with the target pay positioning set out below.

Compensation levels for fiscal 2016 were determined by applying a cost of living increase of 3% to the 2015 compensation levels. No updated analysis or benchmarking with reference to the 2015 comparator group was conducted.

Compensation Elements

In 2016, our named executive officers, or NEOs, were Dr. Niclas Stiernholm, CEO, Dr. Robert Uger, Chief Scientific Officer, Dr. Eric Sievers, Chief Medical Officer, Dr. Penka Petrova, Chief Development Officer, and Mr. James Parsons, CFO.

Compensation for our NEOs is comprised of four primary elements. These are set out below with the purpose of each element:

Compensation Element	Purpose
Salary	Cash payment designed to attract and retain key employees. Salary level takes into consideration the current competitive market conditions, experience, proven or expected performance, and the particular skills of the NEO.
Short-Term Incentive	Cash payment designed to align NEO performance with strategy, to reward the achievement of key milestones and to provide a competitive level of compensation. Short-term incentive awards for target performance are set as a percentage of salary, with actual awards based on performance relative to specific targets. Target awards for each of the NEOs are as follows:
     •      CEO 50% of salary
     •      Other NEOs 35% of salary

Long-Term Incentive	Award of stock options designed to align NEO compensation with long-term shareholder interests and to provide a competitive level of compensation.
Benefits and Group Registered Retirement Savings Plan	Companywide, modest benefits, designed to attract and retain key employees.

The salary of each executive is considered by the compensation committee each year. Any increases in salary will depend on the recent performance of the executive, his or her potential as a succession candidate for key roles and the executive’s development in the position.

Short-term incentive awards for each NEO at target performance are set as a percentage of salary, with actual awards based on performance relative to specific targets. As soon as practical following the year end, the Board determines our performance against predetermined targets and milestones for that year. The resultant corporate performance determines each NEO’s executive’s short-term incentive payment for the year.

Long-term incentives are awarded periodically to NEOs in the form of stock options. The Board takes into account previous stock option grants to a particular individual when considering new grants. The purpose and principal features of our existing stock option plan is set out under the heading “Statement of Executive Compensation - Securities Authorized for Issuance under Equity Compensation Plan - 2016 Stock Option Plan”.

For the executive group, the target compensation mix (of salary, annual incentive plan, or AIP, and stock options) and levels of pay at risk in 2016 were as follows:

Short-Term Incentive Performance Metrics

The performance of the NEOs for the 2016 fiscal year was measured against corporate objectives that were important to the progress of the company.

Corporate Objectives		Weight	Achievements at year end
SIRPαFc Clinical Development
•	Enroll a targeted number of patients in the Phase 1 trial of TTI-621 in patients with relapsed or refractory lymphoma.	35%	The objective was met on a stretch basis at 150% by exceeding the patient recruitment target and establishing a maximum tolerable dose.
•	Enrollment of patients in the proposed TTI- 621 Phase 1 trial in percutaneously accessible solid tumors and mycosis fungoides.	10%	The objective was triggered at 50% by gaining FDA clearance of the Investigational New Drug (IND) application.
•	An additional clinical trial related objective.	5%	The objective was not achieved.
SIRPαFc R&D
•	Have a targeted number of accepted abstracts/posters at scientific conferences and/or publication of manuscripts in peer- reviewed journals.	10%	The objective was met on a stretch basis at 150% by exceeding the targeted number of abstracts/posters and manuscripts.
•	Manufacturing objective related to production and release of TTI-621 and generation of a manufacturing regulatory plan.	15%	The objective was met on target at 100%.
Pipeline Advancement
•	Advance one small molecule compound into the IND-enabling phase.	25%	The objective was achieved on target at 100% by advancing TTI-281 into the IND-enabling phase.

For the overall assessment of the objectives, the Board determined that management exceeded the corporate goals and awarded an achievement of 112.5% . Incentive compensation related to the attainment of these objectives was paid in 2017. Similar performance metrics have been established for the year ending December 31, 2017.

Summary Compensation Table

Outlined below is a summary of the compensation paid, payable, awarded or granted by the Corporation during each of the three most recently completed fiscal years to our CEO, CFO and three other NEOs.

Name and Principal Occupation	Year	Salary ($)	Share- based Awards ($)	Option- based Awards (1) ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans(2)	Long- Term Incentive Plans
Niclas Stiernholm(3) President & CEO	2016	463,500	–	1,294,285	260,719	–	–	–	2,018,504
	2015	450,000	–	1,266,790	247,500	–	–	–	1,964,290
	2014	390,000	–	2,035,768	204,750	–	–	–	2,630,518
Robert Uger Chief Scientific Officer	2016	329,600	–	421,853	129,780	–	–	–	881,233
	2015	320,000	–	391,411	123,200	–	–	–	834,611
	2014	270,000	–	525,057	85,050	–	–	–	880,107
Eric Sievers(4) Chief Medical Officer	2016	512,001	–	418,356	201,600	–	–	–	1,131,957
	2015	365,678	–	1,806,122	140,786	–	–	–	2,312,586
	2014	–	–	–	–	–	–	–	–
James Parsons(5) Chief Financial Officer	2016	283,250	–	388,217	111,530	–	–	–	782,997
	2015	275,000	–	406,192	105,875	–	–	–	787,067
	2014	218,750	–	439,393	65,625	–	–	–	723,768
Penka Petrova Chief Development Officer	2016	283,250	–	469,360	111,530	–	–	–	864,140
	2015	275,000	–	522,475	105,875	–	–	–	903,350
	2014	205,000	–	321,467	53,813	–	–	–	580,280

Notes:

(1)

The option-based awards value is the grant date fair value of stock options granted in the year calculated in accordance with IFRS using the Black-Scholes option pricing model with the following weighted average assumptions for 2016: expected life of 6 years; risk free rate of 0.7%; dividend yield of 0; and expected volatility of 84%.

(2)	These payments reflect cash bonuses on the achievement of the annual corporate objectives.
(3)	Dr. Stiernholm was not compensated as a director.
(4)

Dr. Sievers joined the Corporation on April 1, 2015 with an annual salary of US $375,000. His compensation was paid in U.S. dollars and has been converted to Canadian dollars using an average exchange rate of US$1 = Cdn$1.3002 for 2015 and US$1 = Cdn$1.3256 for 2016.

(5)	Mr. Parsons worked on a part-time basis until June 1, 2014 when he joined full-time. Mr. Parsons’ annual salary for 2014 was $250,000.

Outstanding Option-Based Awards and Share-Based Awards (NEOs)

The following table sets forth information concerning all option-based and share-based awards for each NEO outstanding at December 31, 2016, including awards granted before the financial year ended December 31, 2016.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Niclas Stiernholm President & Chief Executive Officer and Director	42,505	$7.50	Apr 8, 2023	$4,676	—	—	—
	159,768	$10.35	Apr 27, 2024	—	—	—	—
	134,849	$8.34	May 27, 2024	—	—	—	—
	94,094	$19.333	Nov 19, 2025	—	—	—	—
	94,094	$13.98	May 27, 2026	—	—	—	—
	57,023	$9.20	Nov 9, 2026	—	—	—	—
Robert Uger Chief Scientific Officer	8,501	$7.50	Apr 8, 2023	$935	—	—	—
	42,066	$10.35	Apr 27, 2024	—	—	—	—
	33,713	$8.34	May 27, 2024	—	—	—	—
	29,073	$19.333	Nov 19, 2025	—	—	—	—
	29,073	$13.98	May 27, 2026	—	—	—	—
	20,911	$9.20	Nov 9, 2026	—	—	—	—
Eric Sievers Chief Medical Officer	85,000	$23.441	Apr 1, 2025	—	—	—	—
	28,713	$19.333	Nov 19, 2025	—	—	—	—
	28,713	$13.98	May 27, 2026	—	—	—	—
	20,911	$9.20	Nov 9, 2026	—	—	—	—
James Parsons Chief Financial Officer	4,250	$7.50	Apr 8, 2023	$468	—	—	—
	36,204	$10.35	Apr 27, 2024	—	—	—	—
	26,970	$8.34	May 27, 2024	—	—	—	—
	30,171	$19.333	Nov 19, 2025	—	—	—	—
	30,171	$13.98	May 27, 2026	—	—	—	—
	14,266	$9.20	Nov 9, 2026	—	—	—	—
Penka Petrova Chief Development Officer	4,250	$7.50	Apr 8, 2023	$468	—	—	—
	26,089	$10.35	Apr 27, 2024	—	—	—	—
	20,226	$8.34	May 27, 2024	—	—	—	—
	38,808	$19.333	Nov 19, 2025	—	—	—	—
	38,808	$13.98	May 27, 2026	—	—	—	—
	13,851	$9.20	Nov 9, 2026	—	—	—	—

Note

(1)

The value of the unexercised “in-the-money” options as at December 31, 2016 has been determined based on the excess of the closing price on December 30, 2016 of the Common Shares on the Toronto Stock Exchange, or TSX, of $7.61 per Common Share over the exercise price of such options.

Incentive Plan Awards - Value Vested or Earned During the Year (NEOs)

The following table provides information regarding the value on payout or vesting of incentive plan awards for the NEOs for the fiscal year ended December 31, 2016.

Name	Option-based awards - Value vested during the year ($)(1)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Niclas Stiernholm	269,507	—	260,719
Robert Uger	66,855	—	129,780
Eric Sievers	—	—	201,600
James Parsons	52,851	—	111,530
Penka Petrova	39,896	—	111,530

Note:

(1)

Aggregate dollar value that would have been realized by determining the difference between the closing market price of our Common Shares on the TSX and the exercise price of the underlying option on each date during the fiscal year when an option award vested.

Securities Authorized for Issuance under Equity Compensation Plan

The following table sets out information concerning the number and price of securities to be issued under our equity compensation plans as at December 31, 2016.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	1,432,025	$13.38	462,479
Equity compensation plans not approved by securityholders	Nil	N/A	Nil
Total	1,432,025	$13.38	462,479

As at December 31, 2016, the Corporation had the following three equity based compensation plans: (1) the 2016 Stock Option Plan (as defined below), and (2) the 2014 Equity DSU Plan (as defined below), and (3) the 2016 Cash-Settled DSU Plan (as defined below). The 2014 Equity DSU Plan was combined with the 2016 Cash-Settled DSU Plan and ceased to exist as a stand-alone plan effective as of March 9, 2017. Following such date, all outstanding DSUs under the 2014 Equity DSU Plan will be settled in cash only in accordance with the terms and conditions of the 2016 Cash-Settled DSU Plan.

2016 Stock Option Plan

We have adopted a stock option plan, or the 2016 Stock Option Plan, that provides for the granting of stock options to officers, directors, employees and consultants of ours and our affiliates. The purpose of the 2016 Stock Option Plan is to advance our interests by encouraging our directors, officers and key employees and consultants retained to acquire Common Shares, thereby: (a) increasing the proprietary interests of such persons in us; (b) aligning the interests of such persons with the interests of our shareholders generally; (c) encouraging such persons to remain associated with us; and (d) furnishing such persons with an additional incentive in their efforts on behalf of us. As at December 31, 2016, pursuant to the 2016 Stock Option Plan, we were entitled to issue 1,894,501 options.

The following is a summary only, and is qualified in its entirety by the terms and conditions of the 2016 Stock Option Plan. Capitalized terms used in this summary but not otherwise defined herein shall have the meanings ascribed thereto in the 2016 Stock Option Plan.

Administration by the Board of Directors

The 2016 Stock Option Plan is administered by our Board, which has final authority and discretion, subject to the express provisions of the 2016 Stock Option Plan, to interpret the 2016 Stock Option Plan, to prescribe, amend and rescind rules and regulations relating to it and to make all other determinations deemed necessary or advisable for the administration of the 2016 Stock Option Plan, subject to the rules and policies of any exchange or quotation system upon which our Common Shares are listed or quoted, or the Exchange Rules, including the TSX and the NASDAQ Stock Market, or NASDAQ. This includes the discretion of our Board to decide who will participate in the 2016 Stock Option Plan, including directors, officers, employees or consultants, each a Participant. Our Board also has authority to delegate its duties to the compensation committee.

Expiry

Stock options granted under the 2016 Stock Option Plan are non-transferable, expire not later than ten years from the date of issuance and are exercisable as determined by our Board. In addition, notwithstanding the expiration date applicable to any stock option, if a stock option would otherwise expire during or immediately after a Blackout Period (as defined in the 2016 Stock Option Plan), then the expiration date of such stock option shall be the 10th business day following the expiration of the Blackout Period.

Exercise Price

The exercise price payable in respect of each stock option may not be lower than the closing trading price of the Common Shares on the TSX or NASDAQ, as specified by the committee in the option award on the trading day immediately preceding the date of grant.

Maximum Limit

The 2016 Stock Option Plan is a fixed stock option plan, meaning that the maximum number of Common Shares reserved for issuance upon the exercise of stock options granted under the 2016 Stock Option Plan is fixed and cannot be changed without shareholder approval. The number of authorized but unissued Common Shares that may be issued upon the exercise of Options granted under the 2016 Stock Option Plan at any time, plus the number of Common Shares reserved for issuance under outstanding options otherwise granted by us shall not exceed 1,894,501 Common Shares.

Any exercise of stock options will not make new grants available under the 2016 Stock Option Plan. However, if stock options granted to an individual under the 2016 Stock Option Plan in respect of certain Common Shares expire or terminate for any reason with or without having been exercised, such Common Shares may be made available for other stock options to be granted under the 2016 Stock Option Plan.

Insider Participation Limits

The aggregate number of Common Shares issued to “reporting insiders” (as such term is defined in National Instrument 55-104 - Insider Reporting Requirements and Exemptions) under the 2016 Stock Option Plan or any other security-based compensation arrangement of ours and our affiliates (including, without limitation, our 2014 Deferred Share Unit Plan, or the 2014 Equity DSU Plan) within a one-year period, may not at any time exceed 10% of the combined total number of Common Shares issued and outstanding (on a non-diluted basis) and the total number of Common Shares into which the outstanding preferred shares may be converted.

In no event shall stock options be granted to an individual to purchase in excess of 5% of the total of the number of then issued and outstanding Common Shares and the number of Common Shares issuable upon due conversion of the issued and outstanding preferred shares in any 12 month period.

In addition, no stock options shall be granted to any Participant that is a non-employee director if such grant could result, at any time, in (i) the aggregate number of Common Shares issuable to non-employee directors under the 2016 Stock Option Plan, or any other security-based compensation arrangement, exceeding 1% of the issued and outstanding Common Shares and the number of Common Shares issuable upon due conversion of the issued and outstanding preferred shares; or (ii) an annual grant per non-employee director exceeding $100,000 worth of options.

Amendment Provisions

Our Board has the discretion to make amendments to the 2016 Stock Option Plan and any stock options granted thereunder which it may deem necessary, without having to obtain shareholder approval. Such changes include, without limitation:

•	minor changes of a “housekeeping” nature;

•

amending stock options under the 2016 Stock Option Plan, including with respect to the stock option period (provided that the period during which a stock option is exercisable does not exceed ten years from the date the stock option is granted and does not deal with an extension of such stock option period), vesting period, exercise method and frequency and method of determining the exercise price, assignability and effect of termination of a Participant’s employment or cessation of the Participant’s directorship;

•	changing the class of Participants eligible to participate under the 2016 Stock Option Plan;

•	changing the terms and conditions of any financial assistance which may be provided by us to Participants to facilitate the purchase of Common Shares under the 2016 Stock Option Plan; and

•

adding a cashless exercise feature, payable in cash or securities, provided that a cashless exercise will result in a full deduction of the number of underlying Common Shares from the 2016 Stock Option Plan reserve.

Shareholder approval will be required in the case of: (i) any amendment to the amendment provisions of the 2016 Stock Option Plan; (ii) any increase in the maximum number of Common Shares issuable under the 2016 Stock Option Plan; (iii) amendments that may permit the introduction or re-introduction of non-employee directors on a discretionary basis or amendments that increase limits previously imposed on non-employee director participation; and (iv) any reduction in the exercise price or extension of the stock option period (other than as a result of a Blackout Period extension), in addition to such other matters that may require shareholder approval under the Exchange Rules.

Termination, Resignation, Death, etc.

Stock options granted under the 2016 Stock Option Plan are, and will be, evidenced by an option agreement entered between us and the Participant. Stock options granted under the plan terminate immediately if a Participant is dismissed with cause.

If a Participant ceases to hold any position as a Participant, by reason of retirement, resignation or termination without cause, such Participant shall have the right until the earlier of: (i) 120 days (or such other longer period as may be determined by the Board in its sole discretion or, if longer, the period specified in the Participant’s employment contract) following the Participant’s last day of active employment, or the Termination Date, which shall not include any period of statutory or reasonable notice or any period of deemed employment or salary continuance; and (ii) the normal expiry date of the stock option rights of such Participant, to exercise the stock options under the 2016 Stock Option Plan with respect to all optioned Common Shares of such Participant to the extent that they were exercisable on the Termination Date.

If a Participant dies, his options may be exercised by his legal representatives until the earlier of (i) one year after the death of the Participant; and (ii) the normal expiry date of the options of such Participant.

If a Participant ceases to be a director, officer or employee of, or consultant to, the Corporation or of one of our subsidiaries as a result of disability or illness preventing the Participant from performing the duties routinely performed by such Participant, such Participant shall have the right until the earlier of: (i) 180 days following the Termination Date; and (ii) the normal expiry date of the option rights of such Participant, to exercise such Participant’s options under the 2016 Stock Option Plan with respect to all Common Shares of such Participant to the extent they were exercisable on the Termination Date.

Upon expiry of the prescribed period described above, all unexercised options shall immediately terminate.

Change of Control

In the event of a Change of Control (as such term is defined in the 2016 Stock Option Plan), any surviving, successor or acquiring entity will assume any outstanding stock options or will substitute similar awards for the outstanding stock options. If the surviving, successor or acquiring entity does not assume the outstanding stock options or substitute similar awards for the outstanding stock options, or if the Board otherwise determines in its sole discretion, we will give written notice to all Participants advising that the 2016 Stock Option Plan will be terminated effective immediately prior to the Change of Control and all stock options will be deemed to be vested stock options and may make provision for the exercise of stock options and tender of Common Shares in connection with the Change of Control and may otherwise make provision for the cash out or termination of stock options that are not exercised within a specified period of time.

Termination without Cause Following a Change of Control

The 2016 Stock Option Plan provides that, notwithstanding anything in the 2016 Stock Option Plan to the contrary, if the employment of a Participant is terminated by us (or our successor, if applicable) without cause or if the Participant resigns in circumstances constituting constructive dismissal, in each case, within 24 months following a Change of Control (as such term is defined in the 2016 Stock Option Plan), all of the Participant’s stock options will vest immediately prior to the Termination Date. All vested options may be exercised until the earlier of: (i) 120 days (or such other longer period as may be determined by the Board in its sole discretion) following the Termination Date; or (ii) the normal expiry date of the option rights of such Participant. Upon the expiration of such period, all unexercised options shall immediately terminate. These are also known as “double trigger” vesting provisions.

Options Governed by 2014 Stock Option Plan

Notwithstanding the foregoing, the Board has previously determined that the “double trigger” vesting provisions of the 2016 Stock Option Plan will not apply in respect of an aggregate of 927,834 stock options granted by us prior to November 18, 2015. The vesting of all such stock options upon a Change of Control will continue to be governed in accordance with the terms and conditions of the previous stock option plan adopted by us on May 26, 2014, or the 2014 Stock Option Plan. The 2014 Stock Option Plan provided that any stock options outstanding immediately prior to the occurrence of a Change of Control (as such term is defined in the 2014 Stock Option Plan), but which are not then exercisable, shall immediately vest and become fully exercisable upon the occurrence of a Change of Control. These are also known as “single trigger” provisions.

Other Terms

Any consolidation or subdivision of Common Shares will be reflected in an adjustment to the stock options. Stock options granted under the 2016 Stock Option Plan are non-transferrable and non-assignable (except to certain permitted assigns), and the Corporation does not provide any financial assistance in connection with option awards.

2014 Equity DSU Plan

Our shareholders approved the 2014 Equity DSU Plan on May 27, 2014. The 2014 Equity DSU Plan was intended to promote a greater alignment of long term interests between non-executive directors and executive officers and our shareholders through the issuance of deferred share units, or DSUs. Since the value of a DSU increases or decreases with the market price of the Common Shares, DSUs reflect a philosophy of aligning the interests of directors and executive officers with those of the shareholders by tying compensation to share price performance. Our Board used DSUs issued under the 2014 Equity DSU Plan, as well as DSUs issued under the 2016 Cash-Settled DSU Plan and stock options issued under the 2016 Stock Option Plan, as part of our overall director and executive officer compensation program. A total of 51,788 DSUs were issued and outstanding as at December 31, 2016 under the 2014 Equity DSU Plan.

The 2014 Equity DSU Plan was combined with the 2016 Cash-Settled DSU Plan and ceased to exist as a stand-alone plan effective as of March 9, 2017. Following such date, all outstanding DSUs under the 2014 Equity DSU Plan will be settled in cash only in accordance with the terms and conditions of the 2016 Cash-Settled DSU Plan.

Overview of the 2014 Equity DSU Plan

The following is a summary only, and is qualified in its entirety by the terms and conditions of the 2014 Equity DSU Plan. Capitalized terms used in this summary but not otherwise defined herein shall have the meanings ascribed thereto in the 2014 Equity DSU Plan.

The 2014 Equity DSU Plan provides that, subject to the terms of the 2014 Equity DSU Plan and such other conditions as our Board (or compensation committee of our Board after delegation by authority from our Board) may impose, an executive officer or director of ours, each an Eligible Person, may receive his or her Total Compensation in the form of DSUs. The term “Total Compensation” includes annual and special bonuses payable to directors and executive officers and, in the case of directors, directors fees (including annual Board retainers, fees for serving as chair of our Board and/or as a chair or member of any committee of our Board, for attending meetings of our Board or any committee thereof, and any other fees payable to directors) in the form of DSUs. Our Board may use DSUs to pay bonuses and directors fees either alone or in conjunction with cash, or any combination of DSUs and cash.

The number of DSUs (including fractional DSUs, computed to three digits) to be credited to an Eligible Person for services will be determined by dividing the awarded amount by the Fair Market Value. The “Fair Market Value” is equal to the volume weighted average trading price of the Common Shares on the TSX for the five days immediately preceding the date the awarded amount is declared by our Board.

An Eligible Person who has ceased to be a director or executive officer (other than as a result of death) may elect to receive one Common Share in respect of each whole DSU credited to the Eligible Person’s account by filing with us a notice of redemption in the form and by the time stipulated in the 2014 Equity DSU Plan. If the Eligible Person does not make the election on a timely basis, the Eligible Person will be deemed to have elected to redeem all of his or her DSUs. The issuance of the Common Shares will be made by us as soon as reasonably possible following the election to redeem the DSUs, or being deemed to have been made, by the Eligible Person.

Maximum Number of Shares Issuable under the Plan

The “Outstanding Issue” means the combined total of the number of Common Shares outstanding and the number of Common Shares into which the preferred shares outstanding (on a non-diluted basis) may be converted in accordance with their terms. The maximum number of Common Shares reserved for issuance under the 2014 Equity DSU Plan is 66,667, which is approximately 0.6% of the Outstanding Issue as at December 31, 2016, subject to adjustment.

The 2014 Equity DSU Plan provides that the maximum number of Common Shares that may be reserved for issuance to Insiders (as that term is defined in the TSX rules) pursuant to the 2014 Equity DSU Plan, together with any Common Shares issuable pursuant to any other securities-based compensation arrangement of ours (including the 2016 Stock Option Plan), will not exceed 10% of the Outstanding Issue.

In addition, the maximum number of Common Shares that may be issued to Insiders under the 2014 Equity DSU Plan, together with any Common Shares issued to Insiders pursuant to any other securities-based compensation arrangement of ours (including the 2016 Stock Option Plan), within any one year period, will not exceed 10% of the Outstanding Issue. Also, in no event, may the number of Common Shares reserved for issuance to any one person pursuant to the 2014 Equity DSU Plan and the 2016 Stock Option Plan exceed 5% of the Outstanding Issue.

Transferability

DSUs and any other rights, benefits or interests in the 2014 Equity DSU Plan are non-transferable, except that if the Eligible Person dies, the legal representatives of the Eligible Person will be entitled to receive the amount of any payment otherwise payable to the Eligible Person in accordance with the provisions 2014 Equity DSU Plan.

Amendments to the 2014 Equity DSU Plan

Our Board has the discretion to make amendments to the 2014 Equity DSU Plan and any DSUs granted thereunder which it may deem necessary, without having to obtain shareholder approval. Such changes may include, without limitation:

•	minor changes of a “housekeeping” nature;

•

amending the terms of DSUs under the 2014 Equity DSU Plan and method of determining the awarded amount and the number of DSUs that may be issued to an Eligible Person, and the assignability and effect of terminated service of an Eligible Person;

•	changing the class of Eligible Persons; and

•	changing the method and procedures to be followed with regard to the issuance of DSUs under the 2014 Equity DSU Plan.

Shareholder approval will be required in the case of: (i) any amendment to the amendment provisions of the 2014 Equity DSU Plan; (ii) any increase in the maximum number of Common Shares issuable under the 2014 Equity DSU Plan; and (iii) such other matters that may require shareholder approval under the rules and policies of the TSX.

Termination of Service

An Eligible Person who has terminated service may elect to receive one Common Share in respect of each whole DSU credited to the Eligible Person’s account, by filing a notice of redemption in the form prescribed from time to time by us on or before December 15 of the first calendar year commencing after the date on which the Eligible Person has terminated service. If the Eligible Person fails to file such notice on or before that December 15, the Eligible Person will be deemed to have filed a notice of redemption on that December 15 and will be deemed to have elected to redeem all of his or her DSUs. The date on which a notice is filed or deemed to be filed with the Secretary of the Company is the “Filing Date”. We may defer the Filing Date to any other date if such deferral is, in the sole opinion of ours, desirable to ensure compliance the 2014 Equity DSU Plan. There are no causes of cessation of entitlement under the 2014 Equity DSU Plan, including termination for or without cause.

In the event of the death of an Eligible Person, we will, within two months of the Eligible Person’s death, pay cash equal to the Fair Market Value of the shares which would be deliverable to the Eligible Person if the Eligible Person had terminated service in respect of the DSUs credited to the deceased Eligible Person’s account (net of any applicable withholding tax) to or for the benefit of the legal representative of the Eligible Person. The Fair Market Value will be calculated on the date of death of the Eligible Person.

2016 Cash-Settled DSU Plan

On November 9, 2016, our Board adopted a cash-settled DSU plan, or the 2016 Cash-Settled DSU Plan. The 2016 Cash-Settled DSU Plan initially supplemented the 2014 Equity DSU Plan and is intended to provide the Board with non-dilutive compensation tool that further advances our philosophy of aligning the interests of directors and executive officers with those of the shareholders by tying compensation to share price performance. A total of 47,614 DSUs were issued and outstanding as at December 31, 2016 under the 2016 Cash-Settled DSU Plan.

Following the combination of the 2014 Equity DSU Plan and the 2016 Cash-Settled DSU Plan effective as of March 9, 2017, the 2016 Cash-Settled DSU Plan continues unamended as our only DSU plan. All DSUs currently issued and outstanding (including any DSUs formerly granted under the 2014 Equity DSU Plan) will be settled in cash only and will be governed by the terms and conditions of the 2016 Cash-Settled DSU Plan.

Overview of the 2016 Cash-Settled DSU Plan

The following is a summary only, and is qualified in its entirety by the terms and conditions of the 2016 Cash-Settled DSU Plan. Capitalized terms used in this summary but not otherwise defined herein shall have the meanings ascribed thereto in the 2016 Cash-Settled DSU Plan.

The 2016 Cash-Settled DSU Plan provides that, the Board will, in its sole and absolute discretion and subject to the terms and conditions of the 2016 Cash-Settled DSU Plan, decide at the time of declaring any Total Compensation to an Eligible Person, the amount, or the Awarded Amount, of the Total Compensation that will be satisfied in the form of DSUs. The terms Eligible Person and Total Compensation have the same meaning as under the 2014 Equity DSU Plan.

The number of DSUs (including fractional DSUs, computed to three digits) to be credited to an Eligible Person for services will be determined by dividing the awarded amount by the Fair Market. The term Fair Market Value has the same meaning as under the 2014 Equity DSU Plan.

Redemption of DSUs

The 2016 Cash-Settled DSU Plan provides that a DSU held by an Eligible Person shall be redeemed by us upon such Eligible Person ceasing to be a director and/or executive officer, including through the termination, voluntary resignation, retirement or death, also known as a Terminated Service event.

An Eligible Person who has Terminated Service may elect the date on which the DSUs held by that Eligible Person shall be redeemed by us by filing with our Chief Financial Officer as redemption notice on or before December 15 of the first calendar year commencing after the date on which the Eligible Person has Terminated Service. If the Eligible Person fails to file such Redemption Notice on or before that December 15, the Eligible Person shall be deemed to have filed the Redemption Notice on that December 15. The date on which a redemption notice is filed, or deemed to be filed, shall hereinafter be referred to as the “Filing Date”. We may defer the Filing Date to any other date if such deferral is, in the sole opinion of the Company, desirable to ensure compliance with applicable laws and our insider trading and “blackout” policies.

The cash payment to which an Eligible Person is entitled on settlement of DSUs will be determined with reference to the Fair Market Value of a Common Share as of the Filing Date, net of applicable withholding taxes. Such payment will be made as soon as reasonably possible following the Filing Date, but in any event not later than the date that is 60 days following the Filing Date; provided, however, that in no event will such payment be made later than December 31 of the first calendar year commencing after the Eligible Person has Terminated Service. Upon payment of such amount, the DSUs shall be cancelled and such Eligible Person shall have no further rights under the 2016 Cash-Settled DSU Plan.

Certain additional requirements are prescribed under the 2016 Cash-Settled DSU Plan for Eligible Participants who are United States taxpayers.

Death of an Eligible Participant

In the event of the death of an Eligible Person prior to the settlement of the DSUs credited to his her own account, (i) all unvested DSUs shall automatically vest in full; and (ii) we will, as soon as reasonably practicable and any event not later than 60 days following the Eligible Person's death, cause to be delivered to the legal representatives of the Eligible Person, the cash payment such Eligible Person would otherwise have been entitled to if the Eligible Person had Terminated Service.

Change of Control

In the event that an Eligible Person has Terminated Service (other than as a result of termination for cause or death) within 24 months following a Change of Control (as such term is defined in the 2016 Cash-Settled DSU Plan), all DSUs credited to each Eligible Person’s account shall immediately vest in full.

Transferability

DSUs and any other rights, benefits or interests in the 2016 Cash-Settled DSU Plan are non-transferable, except that if the Eligible Person dies, the legal representatives of the Eligible Person will be entitled to receive the amount of any payment otherwise payable to the Eligible Person in accordance with the provisions 2016 Cash-Settled DSU Plan.

Adjustments and Reorganizations

In the event of any dividend paid in shares, share subdivision, combination or exchange of shares, merger, consolidation, spin-off or other distribution of our assets to shareholders, or any other change in our capital affecting the Common Shares, the Board, in its sole and absolute discretion, will make, with respect to the number of DSUs outstanding under the 2016 Cash-Settled DSU Plan, any proportionate adjustments as it considers appropriate to reflect that change.

Amendments to the 2016 Cash-Settled DSU Plan

Subject to applicable law and certain tax driven prescribed limitations, the 2016 Cash-Settled DSU Plan may be amended in whole or in part at any time by our Board without the consent of the Eligible Persons provided that such amendment shall not materially adversely impair the rights of any Eligible Person with respect to DSUs to which the Eligible Person is then entitled under this 2016 Cash-Settled DSU Plan. Shareholder approval will be required for any amendments required to be approved by shareholders under applicable law (including any applicable Exchange Rules).

Termination

The Board may terminate the 2016 Cash-Settled DSU Plan at any time, but no termination will, without the consent of the Eligible Person or unless required by law, adversely affect the rights of an Eligible Person with respect to DSUs to which the Eligible Person is then entitled under the 2016 Cash-Settled DSU Plan. In no event will a termination of the 2016 Cash-Settled DSU Plan accelerate the time at which the Eligible Person would otherwise be entitled to receive a cash payment in respect of any DSUs.

Performance Graph

The following graph compares the total shareholder return of $100 invested in our Common Shares with the total return of the S&P/TSX Composite Index.

Year Return on Investment
December 31, 2011 to December 31, 2016
2011 = $100

The performance trend shown by the above graph does not reflect the trend in our compensation to NEOs reported over the same period. The market price of the Common Shares, similar to the share prices of many publicly-traded biotechnology companies, has historically been highly volatile. Our approach to compensation is designed to attract and retain quality executives while promoting long-term profitability and maximizing shareholder value. Our NEOs are compensated on the basis of individual and corporate performance and compensation is benchmarked to other life sciences companies, rather than on factors strictly tied to the short-term performance of our Common Shares in the market.

Pension Benefit Plans

The Corporation does not have any pension plans that provide for payments of benefits at, following or in connection with, retirement or provide for retirement or deferred compensation plans for the NEOs or directors.

Termination of Employment, Change of Control and Employment Contracts

Niclas Stiernholm

Effective February 11, 2016, we entered into a new employment agreement with Niclas Stiernholm which has an indefinite term and provides for his employment as Chief Executive Officer. The agreement provides for an annual base salary of $450,000 and participation in our short-term incentive plan and stock option plan. Dr. Stiernholm’s agreement provides for continuation of his salary and average monthly bonus for the period equal to the greater of 18 months or one month per year of completed service (capped at 24 months) for termination without cause. If Dr. Stiernholm terminates his employment within one year of a change of control, he is entitled to severance of 20 months of base salary, plus a bonus equal to the average annual bonus of the past three years. In the event of a change in control, all unvested stock options granted prior to November 20, 2015 will immediately vest. If Dr. Stiernholm’s employment is terminated without cause or Dr. Stiernholm resigns in circumstances constituting constructive dismissal, in each case within 24 months following a change of control, any stock options granted after November 19, 2015 will vest immediately prior to the date of such termination or resignation, as applicable. The estimated additional payment to Dr. Stiernholm in the case of termination without cause, assuming that a termination took place on December 31, 2016 is $1,051,735. In the case of termination without cause or resignation in circumstances constituting constructive dismissal in connection with a change in control, the incremental severance, plus in the money value of accelerated vesting of stock options granted prior to November 19, 2015, is $117,638.

Dr. Stiernholm’s employment agreement contains provisions relating to: (i) non-disclosure or use of the Corporation’s confidential information, (ii) non-competition during, and 12 months after, employment, and (iii) non-solicitation of the Corporation’s clients and employees during, and 12 months after, employment.

Robert Uger

Effective February 11, 2016, we entered into a new employment agreement with Robert Uger which has an indefinite term and provides for his employment as Chief Scientific Officer. The agreement provides for an annual base salary of $320,000 and participation in our short-term incentive plan and stock option plan. Dr. Uger’s agreement provides for continuation of his salary and average monthly bonus for the period equal to the greater of 12 months or one month per year of completed service (capped at 24 months) for termination without cause. In the event of a change in control, all unvested stock options granted prior to November 20, 2015 will immediately vest. If Dr. Uger’s employment is terminated without cause or Dr. Uger resigns in circumstances constituting constructive dismissal, in each case within 24 months following a change of control, any stock options granted after November 19, 2015 will vest immediately prior to the date of such termination or resignation, as applicable. The estimated additional payment to Dr. Uger in the case of termination without cause, assuming that a termination took place on December 31, 2016 is $508,618. In the case of termination without cause or resignation in circumstances constituting constructive dismissal in connection with a change in control, the incremental in the money value of accelerated vesting of stock options granted prior to November 19, 2015 is $156.

Dr. Uger’s employment agreement contains provisions relating to: (i) non-disclosure or use of the Corporation’s confidential information, (ii) non-competition during, and 12 months after, employment, and (iii) non-solicitation of the Corporation’s clients and employees during, and 12 months after, employment.

Eric Sievers

Effective April 1, 2015, we entered into an employment agreement with Eric Sievers which has an indefinite term and provides for his employment as Chief Medical Officer. The agreement provides for an annual base salary of USD$375,000 and participation in our short-term incentive plan and stock option plan. Dr. Siever’s agreement provides for continuation of his salary for 12 months for termination without cause. The estimated additional payment to Dr. Sievers in the case of termination without cause, assuming that a termination took place on December 31, 2016 is USD$386,250.

Dr. Sievers’ employment agreement contains provisions relating to: (i) non-disclosure or use of the Corporation’s confidential information, (ii) non-competition during, and 12 months after, employment, and (iii) non-solicitation of the Corporation’s clients and employees during, and 12 months after, employment.

James Parsons

Effective February 11, 2016, we entered into a new employment agreement with James Parsons which has an indefinite term and provides for his employment as Chief Financial Officer. The agreement provides for an annual base salary of $275,000 and participation in our short-term incentive plan and stock option plan. Mr. Parsons’ agreement provides for continuation of his salary and average monthly bonus for the period equal to the greater of 12 months or one month per year of completed service (capped at 24 months) for termination without cause. In the event of a change in control, all unvested stock options granted prior to November 20, 2015 will immediately vest. If Mr. Parsons’ employment is terminated without cause or Mr. Parsons resigns in circumstances constituting constructive dismissal, in each case within 24 months following a change of control, any stock options granted after November 19, 2015 will vest immediately prior to the date of such termination or resignation, as applicable. The estimated additional payment to Mr. Parsons in the case of termination without cause, assuming that a termination took place on December 31, 2016 is $377,593. In the case of termination without cause or resignation in circumstances constituting constructive dismissal in connection with a change in control, the incremental in the money value of accelerated vesting of stock options granted prior to November 19, 2015 is $78.

Mr. Parsons’ employment agreement contains provisions relating to: (i) non-disclosure or use of the Corporation’s confidential information, (ii) non-competition during, and 12 months after, employment, and (iii) non-solicitation of the Corporation’s clients and employees during, and 12 months after, employment.

Penka Petrova

Effective February 11, 2016, we entered into a new employment agreement with Penka Petrova which has an indefinite term and provides for her employment as Chief Development Officer. The agreement provides for an annual base salary of $275,000 and participation in our short term incentive plan and stock option plan. Dr. Petrova’s agreement provides for continuation of her salary and average monthly bonus for the period equal to the greater of 12 months or one month per year of completed service (capped at 24 months) for termination without cause. In the event of a change in control, all unvested stock options granted prior to November 20, 2015 will immediately vest. If Dr. Petrova’s employment is terminated without cause or Dr. Petrova resigns in circumstances constituting constructive dismissal, in each case within 24 months following a change of control, any stock options granted after November 19, 2015 will vest immediately prior to the date of such termination or resignation, as applicable. The estimated additional payment to Dr. Petrova in the case of termination without cause, assuming that a termination took place on December 31, 2016 is $414,135. In the case of termination without cause or resignation in circumstances constituting constructive dismissal in connection with a change in control, the incremental in the money value of accelerated vesting of stock options granted prior to November 19, 2015 is $78.

Dr. Petrova’s employment agreement contains provisions relating to: (i) non-disclosure or use of the Corporation’s confidential information, (ii) non-competition during, and 12 months after, employment, and (iii) non-solicitation of the Corporation’s clients and employees during, and 12 months after, employment.

Entitlements under Stock Option Plan

Pursuant to the 2016 Stock Option Plan, upon retirement, resignation or termination without cause, the optionholder will have the right, until the earlier of (i) 120 days (or such other longer period as may be determined by the Board in its sole discretion or, if longer, the period specified in the participant’s employment contract) following the Termination Date, and (ii) the normal expiry date of the stock option rights of such participant, to exercise all stock options to the extent they were exercisable on the Termination Date.

In addition, the 2016 Stock Option Plan provides that any unvested stock options granted thereunder will be subject to “double trigger” vesting upon a Change of Control, as set out in the 2016 Stock Option Plan. See “Statement of Executive Compensation - Securities Authorized for Issuance under Equity Compensation Plan - 2016 Stock Option Plan - Termination without Cause Following a Change of Control”. Notwithstanding the foregoing, the Board has determined that the “single trigger” vesting provisions of the 2014 Stock Option Plan will continue to apply in respect of 927,834 stock options granted by us prior to November 18, 2015. See “Statement of Executive Compensation - Securities Authorized for Issuance under Equity Compensation Plan - 2016 Stock Option Plan - Options Governed by 2014 Stock Option Plan”.

Directors’ and Officers’ Liability Insurance

The Corporation has purchased directors’ & officers’ liability insurance coverage, or D&O Insurance, for directors and officers of the Corporation. The total annual premium payable by the Corporation for the D&O Insurance for the year ended December 31, 2016 was US$323,950, and no amount of such premium was paid by the directors or officers of the Corporation. The D&O Insurance coverage has an annual aggregate limit of $20 million. There is a US$750,000 deductible for any claim made, but no deductible is assessed against any director or officer. D&O Insurance is designed to protect Board members and officers for their legal liabilities including, but not limited to, securities claims, claims for statutory liabilities and employment claims.

Director Compensation

The Corporation targets director compensation within a competitive range of the median of the same comparator group as it used for benchmarking executive compensation conducted in 2015. Director compensation included a cash retainer of $40,000 and an equity compensation retainer of $90,000 paid in DSUs. Directors also received the following annual fees: chair of the Board $40,000; chair of the audit committee $16,000; chair of the corporate governance and nominating committee $10,000; chair of the compensation committee $10,000; member of the audit committee $8,000; and member of the corporate governance and nominating committee and member of the compensation committee $5,000. No changes were made to director compensation levels in respect of fiscal year 2016.

During 2016, the DSU compensation paid to directors was made under the newly adopted 2016 Cash-Settled DSU Plan. The compensation committee believes that the significant weighting of director compensation to DSUs, the value of which is directly aligned with the value of the Common Shares and which must be held during each director’s tenure, is aligned with the directors fiduciary oversight role and with long-term shareholder interests.

In addition, each independent director was entitled to reimbursement for reasonable expenses incurred in such capacity as a director, including travel and other out-of-pocket expenses relating to meetings of the Board and any committee meetings.

The following table shows all compensation (before taxes and other statutory withholdings) provided to the non-executive directors for the year ended December 31, 2016.

				Non-equity
		Share-based	Option-based	incentive plan	All other	Pension
	Fees Earned	awards	awards	compensation	compensation	value	Total
Name	($)	($) (1)	($)	($)	($)	($)	($)
Luke Beshar,	56,000	90,000	—	—	—	—	146,000
Director

Henry Friesen,	58,000	90,000	—	—	—	—	148,000
Director

Robert Kirkman,	55,500	90,000	—	—	—	—	145,500
Director

Michael Moore,	52,500	90,000	—	—	—	—	142,500
Director

Thomas Reynolds,	50,000	90,000	—	—	—	—	140,000
Director

Calvin Stiller,	80,000	90,000	—	—	—	—	170,000
Director, Chair

Note:

(1)                   The amounts in this column represent the grant date fair value of the DSUs awarded to directors during fiscal year 2016 pursuant to the 2016 Cash-Settled DSU Plan. The grant date fair value is the volume weighted average price on the Toronto Stock Exchange for the five trading days immediately preceding the grant date. This methodology represents management’s best estimate of fair value at the grant date.

Outstanding Option-Based Awards and Share Based Awards - Directors

The following table sets forth information concerning all option-based and share-based awards for each non-executive director outstanding at December 31, 2016, including awards granted before the financial year ended December 31, 2016. During the financial year ended December 31, 2016, the directors were granted 47,614 DSUs under the 2016 Cash-Settled DSU Plan and were granted no option-based awards.

Name(1)	Option-based Awards				Share-based Awards
	Number of	Option	Option	Value of	Number of	Market or	Market or
	securities	exercise	expiration	unexercised	shares or	payout value	payout value
	underlying	price ($)	date	in-the-	units of	of share-	of vested
	unexercised			money	shares that	based	share-based
	options (#)			options ($)(1)	have not	awards that	awards not
					vested (#)	have not	paid or
						vested ($)	distributed
							($)(2)
Luke Beshar	6,667	$18.90	Mar 6, 2024	—	—	—	126,075
Director
Henry Friesen	4,500	$7.50	Apr 8, 2023	$495	—	—	126,075
Director
Robert Kirkman	6,667	$15.30	Jan 29, 2024	—	—	—	126,075
Director
Michael Moore	4,000	$7.50	Apr 8, 2023	$440	—	—	126,075
Director
Thomas	6,667	$18.90	Mar 6, 2024	–	—	—	126,075
Reynolds
Director
Calvin Stiller	4,000	$7.50	Apr 8, 2023	$440	—	—	126,075
Director, Chair

Notes:

(1)

The value of the unexercised “in-the-money” options as at December 31, 2016 has been determine based on the excess of the closing price on December 30, 2016 of the Common Shares on the TSX of $7.61 per Common Share over the exercise price of such options.

(2)	The value as at December 31, 2016 has been determined based on the number of DSUs multiplied by the closing price of the Common Shares on the TSX of $7.61 on December 30, 2016.

Incentive Plan Awards - Value Vested or Earned During the Year - Directors

The following table provides information regarding the value on pay-out or vesting of incentive plan awards for each of the Corporation’s directors for the financial year ended December 31, 2016. For option-based awards, only the options which vested during the 2016 fiscal year that were “in-the-money” are reported in the table below.

			Non-equity incentive plan
	Option-based awards – Value	Share-based awards – Value	compensation – Value
Name and Principal Position	vested during the year(1)	vested during the year(2)	earned during the year
Luke Beshar	Nil	$90,000	Nil
Director
Henry Friesen	$4,148	$90,000	Nil
Director
Robert Kirkman	Nil	$90,000	Nil
Director
Michael Moore	$3,689	$90,000	Nil
Director
Thomas Reynolds	Nil	$90,000	Nil
Director
Calvin Stiller	$3,689	$90,000	Nil
Director, Chair

Notes:

(1)

Aggregate dollar value that would have been realized by determining the difference between the closing market price of our Common Shares on the TSX and the exercise price of the underlying option on each date during the fiscal year when an option award vested.

(2)

Amount represents the number of cash-settled DSUs issued in 2016 multiplied by the 5-day volume-weighted average price of our Common Shares on the TSX as at the vesting date (being the grant date) of $11.34.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Circular, other than routine indebtedness as defined under applicable securities laws, no director, nominee for director, executive officer or any associate or affiliate thereof is indebted to the Corporation or any of its subsidiaries.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as set out herein, to the knowledge of the Corporation, no “informed person”, proposed director or any associate or affiliate of an informed person or proposed director of ours had a material interest, direct or indirect, in any transaction or proposed transaction since January 1, 2016 that materially affected or would materially affect us. An “informed person” means, among others, (i) a director or executive officer of the Corporation or of a subsidiary of the Corporation, (ii) any person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of the Corporation or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the Corporation other than voting securities held by the person or company as underwriter in the course of a distribution.

In relation to the acquisition of Fluorinov Pharma Inc., or Fluorinov, on January 26, 2016, two directors declared a conflict of interest and recused themselves from discussions and board decisions relating to the acquisition. One director was also a director of Fluorinov and had an ownership position in Fluorinov at the time of acquisition of less than 2%. A second of our directors was a director of the Ontario Institute of Cancer Research, a not-for-profit corporation (being a beneficiary of the Fight Against Cancer Innovation Trust, a shareholder and debenture holder of Fluorinov).

INTERESTS OF CERTAIN PERSONS AND
COMPANIES IN MATTERS TO BE ACTED UPON

Management is not aware of any material interest, direct or indirect, of any director or nominee for director, executive officer or any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting.

CORPORATE GOVERNANCE DISCLOSURE

Corporate governance relates to the activities of the Board, the members of which are elected by and accountable to the Shareholders, and accounts for the role of management who are appointed by the Board and charged with our day to day management. The Board and senior management consider good corporate governance to be central to our effective and efficient operations. National Instrument 58-101 Disclosure of Corporate Governance Practices, or NI 58-101, requires us to disclose annually in our Circular certain information concerning its corporate governance practices, as set forth below.

Board of Directors

The Board facilitates its exercise of independent supervision over our management through a combination of formal meetings of the Board and informal discussions amongst Board members. The corporate governance and nominating committee oversees all governance matters and looks to our management to keep it apprised of all significant developments affecting the Corporation and its operations. All major acquisitions, dispositions, investments and contracts and other significant matters outside the ordinary course of our business are subject to approval by the Board.

During the most recently completed financial year ended December 31, 2016, the Board held nine formal Board meetings. The remaining decisions during the year were passed by written resolution following informal discussions amongst the directors and management.

The Board functions independently as a majority of the members of the Board are not involved in management. Also, when appropriate, the Board excuses management from meetings and conducts business and makes decisions exclusive of management. During 2016, seven such in-camera sessions were held. In addition, each committee of the Board is comprised of independent directors who also periodically hold in-camera sessions.

We have written descriptions of the roles of the Board chair, each of the Board committee chairs and the Chief Executive Officer. The responsibilities of the chair of the Board includes: (i) chairing meetings of the Board; (ii) in consultation with Board members and the Chief Executive Officer set the agendas for the meetings of the Board; (iii) in collaboration with the chairs of the Board committees and the Chief Executive Officer, ensure that agenda items for all committee meetings are ready for presentation and that adequate information is distributed to members in advance of such meetings in order that members may properly inform themselves on matters to be acted upon; (iv) assigning work to members; (v) acting as liaison and maintaining communication with the Chief Executive Officer and Board members to optimize and co-ordinate input from directors, and to optimize the effectiveness of the Board and its committees; and (vi) providing leadership to the Board with respect to its functions and mandate.

The Board has a written mandate called the Corporate Governance Guidelines to provide a concise description of the corporate governance obligations, principles and practices of our Board. The core responsibilities of the Board include: CEO and key executive officer selection; the creation of a culture of integrity throughout the organization; adopting a strategic planning process and understanding and approving Corporation strategy, annual budgets and business plans; overseeing major investments, capital expenditures and acquisitions; the identification of the principal risks of the issuer's business, and ensuring the implementation of appropriate systems to manage these risks; establishing officer and Board compensation; succession planning; adopting a communication policy; overseeing the adequacy and effectiveness of the Corporation’s system of internal control over financial reporting and disclosure controls and procedures; and developing the Corporation’s approach to corporate governance, including developing a set of corporate governance principles and guidelines. The Board delineates its role and responsibilities by overseeing the conduct of the business of the Corporation and the activities of management who are responsible for the day-to-day conduct of the business of the Corporation. The Board further operates by delegating certain of its authorities to management and by reserving certain powers to itself. The Board retains the responsibility of managing its own affairs including selecting its chair, nominating candidates for election to the Board, constituting committees of the full Board and determining compensation for the directors. Subject to the articles and bylaws of the Corporation, the Board may constitute, seek the advice of and delegate powers, duties and responsibilities to committees of the Board. Each of the committees of the Board has a charter which sets out the responsibilities of the committee and the role of the chair of each committee.

Board Composition; Term of Office

Our Board currently consists of seven members. Our directors are elected at each annual general meeting of our Shareholders and serve until their successors are elected or appointed, unless their office is vacated earlier. Our current Board was elected at the annual general meeting of shareholders on May 27, 2016.

Director Independence

As a foreign private issuer, under the listing requirements and rules of NASDAQ, we are not required to have independent directors on our Board, except to the extent that our audit committee is required to consist of independent directors, subject to certain phase-in schedules. Nevertheless, our Board has undertaken a review of the independence of the directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Our Board determined that six of our seven directors are “independent” directors as defined under Ontario Securities Commission National Instrument 52-110 - Audit Committees, or NI 52-110, and current rules and regulations of the SEC and the listing standards of NASDAQ. In making these determinations, our Board considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances that our Board deemed relevant in determining their independence. Mr. Stiernholm is not independent by virtue of being the CEO of the Corporation.

Board and Committee Meetings Held for the Year Ended December 31, 2016

Type of Meeting	Number of Meetings	Date of Meetings
Board of Directors	9	Jan 14, Feb 11, Mar 9, Mar 22, May
		11, May 12, May 27, Aug 11, Nov 9
Audit Committee	5	Mar 9, Mar 21, May 12, Aug 11,
		Nov 9
Corporate Governance and	2	Mar 15, Nov 9
Nominating Committee
Compensation Committee	3	Jan 25, Mar 11, Nov 2
Total Meetings Held	19

Attendance of Directors for the Year Ended December 31, 2016

Director	Board Meetings	Audit Committee	Corporate Governance	Compensation
	Attended	Meetings	Committee Meetings	Committee Meetings
		Attended(2)	Attended(2)	Attended(2)
Luke Beshar(1)	8	5	—	—
Henry Friesen	9	5	2	—
Robert Kirkman	9	5	—	3
Michael Moore	9	—	2	3
Thomas Reynolds	9	—	2	3
Niclas Stiernholm	9	5	2	3
Calvin Stiller(1)	8	5	2	3

Notes:

(1)

Mr. Beshar and Dr. Stiller declared their conflict of interest relating to the acquisition by Trillium of Fluorinov and recused themselves from discussions and board decisions relating to the acquisition. See “Interest of Informed Persons in Material Transactions”.

(2)

Committee attendance results above are recorded only for committee members and the Chair of the board. If other non- committee members attend a committee meeting, their attendance is not recorded above.

Directorships

Certain of the directors are also directors (or equivalent) of other reporting issuers as set forth below:

Director	Company
Mr. Luke Beshar	REGENXBIO Inc.
Dr. Thomas Reynolds	MEI Pharma, Inc.
Dr. Calvin Stiller	Mercal Capital Corporation, Percy Street Capital Corporation

Orientation and Continuing Education

We have a formal onboarding process for new directors. The onboarding process includes suggested reading for the new director, such as corporate documents and other briefing materials; an initial orientation session; follow-up one-on-one meetings with key personnel in the organization; and sponsorship of the new director by an existing corporate governance and nominating committee member to assist with integration. New directors are provided with relevant information including our publicly filed documents, business plans and budgets, corporate policies, technical reports, financial information, and recent board and corporate governance materials. Directors are encouraged to ask questions and communicate with management, auditors and technical consultants to keep themselves current with industry trends and developments and changes in legislation.

Continuing education is an important compliance requirement to promote the competence and integrity of Board members. We have a continuing education program in place for our Board which is reviewed annually by the corporate governance and nominating committee to include relevant educational materials. The corporate governance and nominating committee verifies annually that Board members have reviewed the continuing education materials.

Ethical Business Conduct

Ethical business behaviour is of great importance to the Board and management. We have instituted policies on disclosure, insider trading as well as a whistleblower policy for all personnel to report any fraudulent or illegal acts on an anonymous basis directly to the audit committee chair. The Board has also adopted a Code of Business Conduct and Ethics, or Code, intended to document the principles of conduct and ethics to be followed by our employees, officers and directors. A copy of our Code can be obtained under our profile on www.sedar.com, on our website at www.trilliumtherapeutics.com, or by written request to our Chief Financial Officer, at 2488 Dunwin Drive, Mississauga, Ontario L5L 1J9. The directors of the Corporation encourage and promote an overall culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations, providing guidance to employees, directors and officers to help them recognize and deal with ethical issues, promoting a culture of open communication, honesty and accountability and ensuring awareness of disciplinary action for violations of ethical conduct.

As some of our directors also serve as directors and officers of other companies engaged in similar activities, the Board must comply with the conflict of interest provisions of the Act, as well as the relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or officer has a material interest. Any director would be required to declare the nature and extent of his interest and would not be entitled to vote at meetings which involve such conflict.

Nomination of Directors

In connection with the nomination or appointment of individuals as directors, the Board is responsible for: (i) considering what competencies and skills the Board, as a whole, should possess; (ii) assessing what competencies and skills each existing director possesses; and (iii) considering the appropriate size of the Board, with a view to facilitating effective decision making, all with regard to their diversity, gender, age, expertise, time availability and experience (industry, professional and public service). The Board will consider the advice and input of the CGN Committee. See “Corporate Governance Disclosure - Corporate Governance and Nominating Committee” below for further details regarding such committee, including its members and responsibilities.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee shall be composed of at least two members of our Board, all of whom are “independent directors” within the meaning of NASDAQ Rule 5605(a)(2). In affirmatively determining the independence of any member of our corporate governance and nominating committee, our Board must consider all factors specifically relevant to determining whether a director has a relationship to us that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

All members of our corporate governance and nominating committee shall be “independent” as contemplated in NI 58-101, such that all members of our corporate governance and nominating committee will have no direct or indirect relationship with us that could, in the view of our Board, be reasonably expected to interfere with the exercise of his or her independent judgment.

The purpose of our corporate governance and nominating committee is to:

•	assist our Board in identifying prospective director nominees and recommend to our Board the director nominees for each annual meeting of shareholders;

•	recommend members for each Board committee;

•	ensure that our Board is properly constituted to meet its fiduciary obligations to the Corporation and its shareholders and that we follow appropriate governance standards;

•	develop and recommend to our Board governance principles applicable to us;

•	oversee the succession planning for senior management; and

•	oversee the evaluation of our Board and management.

Our corporate governance and nomination committee members are Dr. Henry Friesen (chair), Dr. Michael Moore and Dr. Thomas Reynolds. Our Board has determined that each member of our corporate governance and nomination committee is independent within the meaning of such term in the rules of NASDAQ and Canadian provincial securities regulatory authorities.

Compensation Committee

Our compensation committee is required to be composed of at least two members of our Board, all of whom are considered “independent” of our management in accordance with the provisions of Rule 10C-1(b)(1) under the Exchange Act and NASDAQ Rule 5605(a)(2) and 5605(d)(2)(A). In affirmatively determining the independence of any member of our compensation committee, our Board must consider all factors specifically relevant to determining whether a director has a relationship to the Corporation that is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: (i) the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by the Corporation to such director; and (ii) whether such director is affiliated with the Corporation, a subsidiary of the Corporation or an affiliate of a subsidiary of the Corporation.

Our compensation committee is required to ensure that the compensation programs and values transferred to management through cash pay, share and share-based awards, whether immediate, deferred, or contingent are fair and appropriate to attract, retain and motivate management and are reasonable in view of company economics and of the relevant practices of other similar companies. Our compensation committee recommends to our Board compensation arrangements for Board members.

Our compensation committee members are Dr. Robert Kirkman (chair), Dr. Michael Moore and Dr. Thomas Reynolds. Our Board has determined that each member of our compensation committee is independent within the meaning of such term in the rules of NASDAQ, the SEC and Canadian provincial securities regulatory authorities.

Relevant Education and Experience

The following describes the education and experience of each compensation committee member that is relevant in the performance of his responsibilities as a compensation committee member:

Dr. Robert Kirkman - Director

Dr. Kirkman served as Cascadian Therapeutics’ (formerly Oncothyreon) President and Chief Executive Officer from September 2006 to January 2016. From 2005 to 2006, he was acting President and Chief Executive Officer of Xcyte Therapies, which concluded a merger with Cyclacel Pharmaceuticals, both development-stage biopharmaceutical companies, in March of 2006. From 2004 to 2005, Dr. Kirkman was Chief Business Officer and Vice President of Xcyte. From 1998 to 2003, Dr. Kirkman was Vice President, Business Development and Corporate Communications of Protein Design Labs, a biopharmaceutical company. Dr. Kirkman holds a M.D. degree from Harvard Medical School and a B.A. in economics from Yale University.

Dr. Michael Moore - Director

Dr. Moore was the Founder Chair of MISSION Therapeutics Limited, a UK drug discovery company targeting deubiquitinating enzymes for multiple disease indications. He also holds non-executive positions with UK biopharmaceutical companies including PsiOxus Therapeutics Limited, of which he was Founding Chairman, and Chronos Therapeutics Limited. From 2004-2013, Dr. Moore was non-executive Chair of Trillium Therapeutics Inc. (private) and from 2003-2008 Chief Executive Officer of Piramed Limited, a UK-based biotechnology company targeting the PI 3-kinase superfamily, which was acquired by Roche in 2008. Prior to Piramed, Dr. Moore held progressive positions at Xenova Group plc (1988-2003), including Research Director and Chief Scientific Officer. Dr. Moore’s academic career included a tenured appointment at the Paterson Institute for Cancer Research (1980) and the University of Manchester Medical School where he was Honorary Reader in immunology and oncology (1986). Dr. Moore received PhD and DSc degrees from the University of Nottingham (a member of the Russell Group).

Dr. Thomas Reynolds - Director

Dr. Reynolds served as Chief Medical Officer of Seattle Genetics from March 2007 until his retirement in February, 2013. While at Seattle Genetics, he was responsible for building and leading an integrated clinical development, regulatory and medical affairs organization, highlighted by the development and approval of ADCETRIS. From 2002 to 2007, Dr. Reynolds served at ZymoGenetics (acquired by Bristol-Myers Squibb in 2010), most recently as Vice President, Medical Affairs, where he oversaw the clinical development and regulatory filing of RECOTHROM. Previously, he was Vice President, Clinical Affairs at Targeted Genetics, and before that he was at Somatix Therapy (acquired by Cell Genesys in 1997). Dr. Reynolds received his M.D., and Ph.D. in Biophysics, from Stanford University and a B.A. in Chemistry from Dartmouth College. He is currently a director and member of the compensation committee at MEI Pharma, Inc.

Audit Committee

The Board has established an audit committee currently comprised of Luke Beshar (Chair), Dr. Henry Friesen and Dr. Robert Kirkman. Each member of the audit committee is (a) an “Independent Director,” as defined in NASDAQ Rule 5605(a)(2), and (b) “independent” within the meaning of Rule 10A-3 under the United States Securities Exchange Act of 1934, as amended, or the Exchange Act, and the determination of independence will be affirmatively made by our Board annually, provided that our Board may elect to take advantage of any exemption from such requirements provided in the rules of NASDAQ or the Exchange Act. In addition, each member of the audit committee is an independent and non-executive directors of the Corporation and meet the independence and financial literacy requirements of NI 52-110.

For further information regarding the audit committee, see the Corporation’s annual report on Form 20-F for the financial year ended December 31, 2016, or the Form 20-F, which is incorporated by reference into, and forms an integral part of, this Circular. The Form 20-F is available on SEDAR at www.sedar.com. The Corporation will, upon request at 2488 Dunwin Drive, Mississauga, Ontario L5L 1J9, Attention: Chief Financial Officer, promptly provide a copy of the Form 20-F free of charge to any securityholder of the Corporation.

Other Committees

We may establish special committees from time to time to deal with specific matters.

Assessments

The Board has developed a questionnaire to be completed by each director on an annual basis for the purpose of formally assessing the effectiveness of the Board as a whole, committees of the Board, and the contribution of individual directors. These questionnaires, and the issues arising therefrom, are intended to be reviewed and assessed by the chair on an annual basis or more frequently from time to time as the need arises.

The chair takes appropriate action as required based on the results obtained.

Director Tenure

Each of the persons elected as a director at the Meeting will serve until the close of our next annual meeting or until his or her successor is elected or appointed. The Board has not adopted a term limit for directors. The Board believes that the imposition of director term limits on a Board may discount the value of experience and continuity amongst Board members and runs the risk of excluding experienced and potentially valuable Board members. The Board relies on an annual director assessment procedure in evaluating Board members and believes that it can best strike the right balance between continuity and fresh perspectives without mandated term limits.

Diversity

The corporate governance and nominating committee encourages diversity in the composition of the Board and requires periodic review of the composition of the Board as a whole to recommend, if necessary, measures to be taken so that the Board reflects the appropriate balance of diversity, knowledge, experience, skills and expertise required for the Board as a whole. Accordingly, while the Board has not adopted a written policy nor targets relating to the identification and nomination of women directors, the Board does take into consideration a nominee’s potential to contribute to diversity within the Board. Given that diversity is part of determining the overall balance, which includes gender, the Board has not adopted a gender specific policy target. The Board is actively seeking to propose a female nominee for the next Board vacancy, provided that such nominee meets our needs in relation to her attributes and skills.

Consistent with our approach to diversity at the Board level, our hiring practices include consideration of diversity across a number of areas, including gender. Of our 42 employees (excluding the executive team) as of December 31, 2016, 30 employees (or 71%) are women. As of December 31, 2016, one of the five (or 20%) of our executive officer positions are held by women. We do not have a target number of women executive officers. Given the small size of our executive team, we believe that implementing targets would not be appropriate. However, in our hiring practices, we consider the level of representation of women in executive officer positions.

ADDITIONAL INFORMATION

Additional information relating to us can be found on SEDAR at www.sedar.com. Financial information is provided in the 2016 Financial Statements and the related Management’s Discussion and Analysis, or MD&A. Each of these documents is available on SEDAR at www.sedar.com and incorporated herein by reference.

Copies of these consolidated financial statements and MD&A may be obtained (in some cases upon payment of a reasonable charge if the request is made by a person or company that is not a securityholder of ours) upon written request to James Parsons, Chief Financial Officer, at: Trillium Therapeutics Inc., 2488 Dunwin Drive, Mississauga, Ontario L5L 1J9.

DIRECTORS’ APPROVAL

The contents and the sending of this Circular have been approved by the directors. DATED the 13th day of April, 2017.